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                             November 28, 2023

       Lara Mataac
       General Counsel, Chief Compliance Officer and Corporate Secretary OneSpan Inc.
       1 Marina Park Drive, Unit 1410
       Boston, Massachusetts 02210

                                                        Re: OneSpan Inc.
                                                            Schedule TO-I filed
November 13, 2023
                                                            File No. 005-59373

       Dear Lara Mataac:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used here have the same meaning as in the offer materials.

       Schedule TO-I filed November 13, 2023

       IMPORTANT, page iii

   1.                                                   We note the following
statement:    We are not making the Offer to, and will not accept
                                                        any tendered shares
from, holders of Shares in any jurisdiction or in any circumstances where it would be
illegal to do so, provided that we will comply with the requirements of
                                                        Rule 13e-4(f)(8)
promulgated under the Securities Exchange Act of 1934, as amended.
                                                        While offer materials
need not be disseminated into jurisdictions where such a distribution would be impermissible,
please remove the implication that tendered shares will not be accepted from all
shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of
                                                        Exchange Act Release
No. 34-58597 (September 19, 2008). While we note your
                                                        undertaking to comply
with the all-holders provisions of Rule 13e-4(f)(8), your ability to do so while stating
that you may not accept tenders from shareholders in certain jurisdictions is
unclear. Please also make any conforming changes to similar statements in the Offer to Purchase
and any exhibits to the Schedule TO.
 Lara Mataac
FirstName LastNameLara Mataac
OneSpan Inc.
Comapany 28,
November  NameOneSpan
              2023       Inc.
November
Page 2    28, 2023 Page 2
FirstName LastName
2.       We note the following statement:    THE STATEMENTS MADE IN THIS OFFER
TO
         PURCHASE ARE MADE AS OF THE DATE ON THE COVER PAGE, AND THE
         STATEMENTS INCORPORATED BY REFERENCE ARE MADE AS OF THE DATE
         OF THE DOCUMENTS INCORPORATED BY REFERENCE. THE DELIVERY OF
         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL
         SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION
         THAT THE INFORMATION CONTAINED HEREIN OR INCORPORATED BY
         REFERENCE IS CORRECT AS OF A LATER DATE OR THAT THERE HAS NOT
         BEEN ANY CHANGE IN SUCH INFORMATION OR IN OUR AFFAIRS SINCE
         SUCH DATES.    Please revise to clarify that the Company will amend
the offer materials
         to reflect any material change in the information previously disclosed, consistent with the
         Company   s obligation under Rule 13e-4(c)(3) and Rule 13e-4(d)(2). In addition, to the
         extent that disclosure in filings incorporated by reference was accurate when those filings were made but is not longer current as of the date of the filing of these offer materials, we believe the Company does have an obligation to update. Please revise your disclaimer accordingly.
Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals, page
19

3.       You state that, if you complete the Offer, shareholders who    retain
an equity interest in
         the Company as a result of a partial tender of Shares or proration . . .. will realize an automatic increase in their relative ownership interest in the
Company.    We note that this
         statement appears inconsistent with the possibility that a tendering shareholder who retains some shares would have a decreased relative ownership interest after completion of the Offer; for example, it seems unlikely that a shareholder who tendered 1000 shares and retained 50 shares would have a greater relative ownership interest after completion of the Offer than before completion of the Offer. Please revise your disclosure or explain why you believe your current disclosure appropriately reflects possible scenarios such as the one described above.
4. We note your disclosure on page 20 that the Company has no current plans for the
         reissuance of Shares purchased pursuant to the Offer    [o]ther than
in connection with the
         vesting of equity incentive grants.    We also note your disclosure on
page 16 that, if the
         Offer is fully subscribed, you would purchase 1,818,181 to 2,105,263 Shares and that, as
         of November 9, 2023, you had    an aggregate of approximately 562,362
Shares reserved
         for issuance under [your] Equity Incentive Plan.    If the Offer is
intended to make Shares
         available for upcoming vesting events, please add appropriate disclosure or explain why such information is not material.
Conditions of the Offer, page 29

5.       You state that you may terminate or amend the Offer if certain events have occurred (or
         are determined by [you] to have occurred) that, in [your] reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by [you]), makes it inadvisable to proceed with the Offer or with acceptance for
 Lara Mataac
FirstName LastNameLara Mataac
OneSpan Inc.
Comapany 28,
November  NameOneSpan
              2023       Inc.
November
Page 3    28, 2023 Page 3
FirstName LastName
         payment or payment for the Shares in the Offer    (emphasis added).
All offer conditions
         must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language throughout your document
         relating to the circumstances that may    trigger    an offer
condition to avoid the implication
         that they may be within the Company   s control. See Question 101.02
of the Division of
         Corporation Finance   s    Tender Offer Rules and Schedules
Compliance and Disclosure
         Interpretations.
6.       Refer to the second bullet point on page 29. The phrase    or
otherwise relates in any
         manner to the Offer    qualifying any threatened or actual actions of
the type listed in the
         bullet point above renders this condition extremely broad and may raise illusory concerns under Regulation 14E. Please revise to better articulate the scope of this condition in a manner understandable to target shareholders.
7.       You have included a condition that will be triggered by    any general
suspension of trading
         in, or limitation on prices for, securities on any United States national securities exchange
         or in the over-the-counter market.    Please revise to explain what
would be considered a
         limitation on prices for securities on any national securities exchange or in the over-the-
         counter market, or delete this language.
8.       You have included a condition that will be triggered by    the
commencement of a war,
         armed hostilities or other similar national or international calamity
.. . . directly or
         indirectly involving the United States    (emphasis added). The broad
wording of this offer
         condition may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify this condition by explaining what would constitute
indirect involvement    of
         the United States, or delete this language.
9.       We note the following disclosure on page 31:    The conditions
referred to above are for
         our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date, subject to applicable laws. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or
         been terminated.    If an event occurs that implicates an offer
condition, an offeror must
         promptly inform security holders whether they will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the
         right to waive a condition    at any time and from time to time    is
inconsistent with your
         obligation to inform security holders promptly if events occur that
trigger    an offer
         condition. Please revise.
10. Refer to the last bullet point in this section on page 31. Clarify the circumstances under which you believe you may delay acceptance of, or payment for, tendered Shares without extending the Offer (which is covered in the last bullet point on page
30), or delete.
 Lara Mataac
OneSpan Inc.
November 28, 2023
Page 4
Financial Statements and Information, page 34

11. We note that you incorporate by reference the Company's financial statements included in the enumerated filings listed. However, the disclosure document disseminated to shareholders must at a minimum contain summary financials. See Instruction 6 to Item 10 of Schedule TO and Question I.H.7 in the Division of Corporation
Finance   s    Third
         Supplement to the Manual of Publicly Available Telephone
Interpretations    (July 2001).
         Please revise, and advise in your response letter how you will distribute this information to target shareholders.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at
202-551-4568.



FirstName LastNameLara Mataac                                 Sincerely,
Comapany NameOneSpan Inc.
                                                              Division of
Corporation Finance
November 28, 2023 Page 4                                      Office of Mergers
& Acquisitions
FirstName LastName